Mail Stop 6010

								March 1, 2006


Luiz Octavio Brasil
President and Director
Nitar Tech Corp.
3950 Worthview Place
Mississauga, Ontario
Canada L5N 6S7

	Re:	Nitar Tech Corp.
		Form SB-2, Amendment 4
		Filed February 23, 2006
		File No. 333-127170

Dear Mr. Brasil:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

Description of the Business, page 8

1. Please provide to us the significance calculation related to the planned acquisition of Connect Education Systems Inc. If the business to be acquired is significant under Item 310(c) of Regulation S-B, please furnish the financial statements specified in paragraph
(c)(3)
of this item. Please update your filing with pro forma financial information as required by Article 11 of Regulation S-X.

Exhibits

2. Include a recently dated accountant`s consent letter with your amended filing as required by Item 601 of Regulation S-B.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Ibolya Ignat at (202) 551-3656 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Richard S. Lane
	200 East 71 Street
	New York, NY 10021
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Luiz Octavio Brasil
Nitar Tech Corp.
March 1, 2006
Page 1